SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bio-AMD, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
 (Title of Class of Securities)

09057U106
 (CUSIP Number)

Benjamin L. Padnos
221 34th Street
Manhattan Beach, CA 90266
(310) 546-3663
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Not Applicable
 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 4 Pages)

(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No. 09057U106	Schedule 13D	Page 2 of 4 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Benjamin L. Padnos_________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)            [   ]
(b)            [   ]
_____________________________________________________________________________________________
3    SEC USE ONLY

_____________________________________________________________________________________________
4    SOURCE OF FUNDS*

__PF________________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_____________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America_______________________________________________________________________
                                        7    SOLE VOTING POWER
NUMBER OF
SHARES                                                      _____1,031,000(1)_________________________________________________________
BENEFICIALLY                                        8    SHARED VOTING POWER
OWNED BY
EACH                                        _______________________________________________________________________
REPORTING                                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                        ____1,031,000(1)_________________________________________________________
                                        10   SHARED DISPOSITIVE POWER

________________________ ____________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____1,031,000(1)_____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [    ]
_____________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.24%_______________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__IN________________________________________________________________________________________

(1)	Benjamin L. Padnos currently holds 1,031,000 common shares, which were acquired between August 23, 2012 and July 28, 2015.

CUSIP No. 09057U106	Schedule 13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, $.001 par value (the "Common Stock"), of Bio-AMD, Inc., (the "Issuer").  The address of the Issuer's principal executive office is Daresbury Innovation Centre, Keckwick Lane, Daresbury, Cheshire WA4 4FS.

Item 2.  Identity and Background.

     (a)     (a) This statement is being filed on behalf of Benjamin L. Padnos (the "Reporting Person").

     (b) The address of the Reporting Persons is 221 34th Street, Manhattan Beach, CA 90266.

     (c) The principal business of the Reporting Person is that of making investments.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the shares of common stock being reported was $76,120.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change their plan and intentions at any time as they deem appropriate.

     (b) – (j) None.

CUSIP No. 09057U106	Schedule 13D	Page 4 of 4 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Benjamin L. Padnos currently holds 1,031,000 common shares, which were acquired between August 23, 2012 and July 28, 2015.

     (b) The Reporting Person has sole voting power and dispositive power with respect to the 1,031,000 shares of Common Stock reported herein.

     (c) None.

     (d) No person (other than the Reporting Person) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2015

/s/ Benjamin L. Padnos
Name: Benjamin L. Padnos

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Annex A

December 15, 2015

Mr. Tom Barr, CEO
Bio-AMD, Inc.
Daresbury Innovation Centre
Keckwick Lane
Daresbury, Cheshire WA4 4FS
Email: tom.barr@bioamd.com

Subject: Transparency, Shareholder Value and Board of Directors Composition

Dear Tom,

As you are aware, I am one of the largest individual shareholders of Bio-AMD, Inc., with current ownership of 1,031,000 shares, or approximately 2.24% of the 45,975,966 shares outstanding as of November 6, 2015, according to company's Q3 filing with the SEC. Furthermore, I have numerous friends and business colleagues who collectively own millions and millions of additional shares.

I began building my position in August 2012. At that time, with the stock trading around $.07, I was buying BIAD shares for essentially the value of the cash in the bank, despite the company owning an interesting intellectual property portfolio and having multiple products in development. The company was primarily developing its Digital Strip Reader (DSR) technology and looking to apply it into the over-the-counter ("OTC") digital pregnancy testing market. Bio-AMD's other focus was development of a hand-held monitoring device for blood coagulation (COAG). The company's Master Agreement with Sysmex Corporation, announced last December, was an exciting milestone toward the commercialization of our COAG technology. I am also optimistic about the opportunities with Bio-AMD's Magnetic Immunoassay Detection System ("MIDS") technology.

Over the years, we have had numerous discussions about the importance of communicating with investors and offering as much visibility and transparency as possible into what's going on with advancements in the technology and intellectual property development, on the business development front, and across other areas of the company. I certainly understand and respect the fact that you are limited in what you can say regarding certain aspects of the business and that some current and/or prospective partners demand confidentiality. But as a publicly-traded company, it is essential to find a middle-ground.

I have been hands-off and extremely accommodating for more than three years and given you and your colleagues plenty of time to deliver operating performance without distractions. Unfortunately, BIAD stock continues to underperform and its shares are largely ignored. The average daily volume over the past six months is about 34,000 shares, or ~$4,200/day. I and my fellow shareholders have not been rewarded for our patience, and as I am the recipient of numerous calls and emails from frustrated and fatigued BIAD shareholders, I am no longer willing to remain passive.

I believe Bio-AMD is worth many multiples of the current valuation and that it is time for management and the Board to urgently pursue activities that are directly focused on increasing shareholder value. I have made numerous suggestions in the past: distribute monthly or bimonthly communications to investors, provide quarterly press releases and conference calls as a complement to the SEC filings, conduct insider purchases as a show of confidence or initiate a stock buyback policy. Furthermore, I've encouraged you to expand your Board of Directors to include individuals with experience in creating shareholder value in the microcap stock market and offered to make introductions to investment banking firms who could assist the company with completing a reverse split and uplisting BIAD shares to a senior exchange such as the NASDAQ.

Unfortunately, none of these suggestions have been acted upon, and the insular Board of Directors, which consists solely of three Officers of the company who each collect over $100,000/year, appears unable and/or unwilling to address even the most basic shareholder concerns.

I would like to speak with you and your colleagues, at your earliest convenience, about adding shareholder representation to the Board of Directors. Additionally, I would like to see the company retain a firm or individuals with expertise in helping quality, under-followed microcap companies like ours communicate with the investment community. Bio-AMD has a compelling story that very few people know about because no one, including executive management and the current Board, is actively sharing it! Finally, it may make sense to explore hiring an investment banker to review strategic alternatives for the company.

Thank you for your prompt attention to this letter.

Sincerely,

/s/ Benjamin L. Padnos
Benjamin L. Padnos
221 34th Street
Manhattan Beach, CA 90266

Email: ben@doneventures.com
Office: (310) 546-3663

cc:            Robert Galvin, CFO (robert.galvin@bioamd.com)
David Miller, President (dave.miller@bioamd.com)
Lawrence Bell, Esq. (lbell@golenbock.com)